UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 18, 2026

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On March 18, 2026, the Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following thirty-six (36) curated properties through the purchase of Flipside 12, LLC, which was partially owned by the Company’s sponsor:

Property Address:	204 WL Miller Drive, Jackson, GA 30233 206 WL Miller Drive, Jackson, GA 30233 248 WL Miller Drive, Jackson, GA 30233
Description:	Each single-family home offers 1,935 square feet of living space, was built in 2025, features 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.16 acres.
Purchase Price by Roots:	$774,303.53 allocated purchase price
Current Market Value:	$816,000

Property Address:

323 Bertha Honey Stewart Drive, Jackson, GA 30233

205 WL Miller Drive, Jackson, GA 30233

213 WL Miller Drive, Jackson, GA 30233

221 WL Miller Drive, Jackson, GA 30233

229 WL Miller Drive, Jackson, GA 30233

244 WL Miller Drive, Jackson, GA 30233

254 WL Miller Drive, Jackson, GA 30233

216 WL Miller Drive, Jackson, GA 30233

Description:	Each single-family home offers 1,941 square feet of living space, was built in 2025, features 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.17 acres.
Purchase Price by Roots:	$2,049,626.98 allocated purchase price
Current Market Value:	$2,160,000

Property Address:

327 Bertha Honey Stewart Drive, Jackson, GA 30233

300 Bertha Honey Stewart Drive, Jackson, GA 30233

209 WL Miller Drive, Jackson, GA 30233

217 WL Miller Drive, Jackson, GA 30233

225 WL Miller Drive, Jackson, GA 30233

242 WL Miller Drive, Jackson, GA 30233

252 WL Miller Drive, Jackson, GA 30233

308 Bertha Honey Stewart Drive, Jackson, GA 30233

Description:	Each single-family home offers 1,925 square feet of living space, was built in 2025, features 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.17 acres.
Purchase Price by Roots:	$2,087,583.04 allocated purchase price
Current Market Value:	$2,200,000

Property Address:	212 WL Miller Drive, Jackson, GA 30233
Description:	This 2,166-square-foot single-family home was built in 1974, has 4 bedrooms and 3 bathrooms, and sits on approximately 0.16 acres.
Purchase Price by Roots:	$260,947.88 allocated purchase price
Current Market Value:	$275,000

Property Address:

317 Bertha Honey Stewart Drive, Jackson, GA 30233

325 Bertha Honey Stewart Drive, Jackson, GA 30233

219 WL Miller Drive, Jackson, GA 30233

240 WL Miller Drive, Jackson, GA 30233

250 WL Miller Drive, Jackson, GA 30233

302 Bertha Honey Stewart Drive, Jackson, GA 30233

211 WL Miller Drive, Jackson, GA 30233

227 WL Miller Drive, Jackson, GA 30233

Description:	Each single-family home offers 1,938 square feet of living space, was built in 2025, features 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.20 acres.
Purchase Price by Roots:	$2,019,262.14 allocated purchase price
Current Market Value:	$2,128,000

Property Address:

318 Bertha Honey Stewart Drive, Jackson, GA 30233

215 WL Miller Drive, Jackson, GA 30233

208 WL Miller Drive, Jackson, GA 30233

238 WL Miller Drive, Jackson, GA 30233

246 WL Miller Drive, Jackson, GA 30233

207 WL Miller Drive, Jackson, GA 30233

223 WL Miller Drive, Jackson, GA 30233

Description:	Each single-family home offers 2,032 square feet of living space, was built in 2025, features 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.15 acres.
Purchase Price by Roots:	$1,846,562.08 allocated purchase price
Current Market Value:	$1,946,000

Property Address:	214 WL Miller Drive, Jackson, GA 30233
Description:	This 1,162-square-foot single family home was built in 2025, has 4 bedrooms and 2 bathrooms, and sits on approximately .17 acres.
Purchase Price by Roots:	$246,714.36 allocated purchase price
Current Market Value:	$260,000

Item 1. Fundamental Changes

Property Acquisitions

On March 18, 2026, the Company completed the acquisition of the following twelve (12) single family homes through the purchase of Flipside 10, LLC, which was partially owned by the Company’s sponsor:

Property Address:

2089 Avalon Ridge, Conyers, GA 30013

2091 Avalon Ridge, Conyers, GA 30013

2093 Avalon Ridge, Conyers, GA 30013

2099 Avalon Ridge, Conyers, GA 30013

2101 Avalon Ridge, Conyers, GA 30013

2103 Avalon Ridge, Conyers, GA 30013

2105 Avalon Ridge, Conyers, GA 30013

2115 Avalon Ridge, Conyers, GA 30013

2117 Avalon Ridge, Conyers, GA 30013

2121 Avalon Ridge, Conyers, GA 30013

2125 Avalon Ridge, Conyers, GA 30013

2129 Avalon Ridge, Conyers, GA 30013

Description:	Each single-family home offers 1,766 square feet of living space, was built in 2025, features 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.15 acres.
Purchase Price by Roots:	$3,070,000 allocated purchase price
Current Market Value:	$3,492,000

Item 1. Fundamental Changes

Property Acquisitions

On March 18, 2026, the Company completed the acquisition of the following fifteen (15) single family homes through the purchase of Flipside 15, LLC, which was partially owned by the Company’s sponsor:

Property Address:	932 Martha Drive, Forest Park, GA 30297
Description:	This 925-square-foot single family home was built in 1963, has 3 bedrooms and 1 bathroom, and sits on approximately 0.25 acres.
Purchase Price by Roots:	$166,455.90 allocated purchase price
Current Market Value:	$195,000

Property Address:	10091 Silent Trail, Jonesboro, GA 30238
Description:	This 1,456-square-foot single family ranch style home was built in 1972, has 3 bedrooms and 1.5 bathrooms, and sits on approximately 0.30 acres.
Purchase Price by Roots:	$165,602.28allocated purchase price
Current Market Value:	$194,000.00

Property Address:	7960 E. Field Drive, Douglasville, GA 30134
Description:	This 1,272-square-foot single family ranch style home was built in 1990, has 4 bedrooms and 2 bathrooms, and sits on approximately 0.29 acres.
Purchase Price by Roots:	$186,089.16 allocated purchase price
Current Market Value:	$218,000.00

Property Address:	312 Laurel Lane, Stockbridge, GA 30281
Description:	This 1,667-square-foot single-family home was built in 1977, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.52 acres.
Purchase Price by Roots:	$174,992.10 allocated purchase price
Current Market Value:	$205,000.00

Property Address:	181 Cave Springs Court, Ellenwood, GA 30294
Description:	This 1,423-square-foot single-family home was built in 1977, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.40 acres.
Purchase Price by Roots:	$179,260.20 allocated purchase price
Current Market Value:	$210,000.00

Property Address:	3713 Stanford Circle, Decatur, GA 30034
Description:	This 1,378-square-foot single-family ranch style home was built in 1969, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.23 acres.
Purchase Price by Roots:	$174,138.48 allocated purchase price
Current Market Value:	$204,000.00

Property Address:	6538 Voyles Drive, Riverdale, GA 30274
Description:	This 1,369-square-foot single-family ranch style home was built in 1955, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.22 acres.
Purchase Price by Roots:	$182,674.68 allocated purchase price
Current Market Value:	$214,000.00

Property Address:	5720 Lakeside Drive, Union City, GA 30291
Description:	This 1,712-square-foot single-family ranch style home was built in 2005, has 4 bedrooms and 2 bathrooms, and sits on approximately 0.41 acres.
Purchase Price by Roots:	$228,770.15 allocated purchase price
Current Market Value:	$268,000.00

Property Address:	6370 Veracruse Drive, Morrow, GA 30260
Description:	This 1,225-square-foot single-family ranch style home was built in 1970, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.27 acres.
Purchase Price by Roots:	$175,845.72 allocated purchase price
Current Market Value:	$206,000.00

Property Address:	4503 Dogwood Farms Drive, Decatur, GA 30034
Description:	This 1,152-square-foot single-family home was built in 1984, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.79 acres.
Purchase Price by Roots:	$181,821.06 allocated purchase price
Current Market Value:	$213,000.00

Property Address:	10199 Foxfire Terrace, Jonesboro, GA 30238
Description:	This 1,144-square-foot single-family ranch style home was built in 1972, has 3 bedrooms and 1 bathroom, and sits on approximately 0.25 acres.
Purchase Price by Roots:	$132,311.10 allocated purchase price
Current Market Value:	$155,000.00

Property Address:	9011 Homewood Drive, Riverdale, GA 30274
Description:	This 1,056-square-foot single-family ranch style home was built in 1979, has 3 bedrooms and 1.5 bathrooms, and sits on approximately 0.25 acres.
Purchase Price by Roots:	$150,237.12 allocated purchase price
Current Market Value:	$176,000.00

Property Address:	5652 Saint Thomas Drive, Lithonia, GA 30058
Description:	This 1,151-square-foot single-family home was built in 1984, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.26 acres.
Purchase Price by Roots:	$193,771.74 allocated purchase price
Current Market Value:	$227,000.00

Property Address:	4077 Ballina Drive, Decatur, GA 30034
Description:	This 1,994-square-foot single-family home was built in 1973, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.45 acres.
Purchase Price by Roots:	$227,062.91 allocated purchase price
Current Market Value:	$266,000.00

Property Address:	145 Springvalley Way, Stockbridge, GA 30281
Description:	This 1,463-square-foot single-family ranch style home was built in 1988, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.90 acres.
Purchase Price by Roots:	$180,967.44 allocated purchase price
Current Market Value:	$212,000.00

Item 1. Fundamental Changes

Property Acquisitions

On March 18, 2026, the Company completed the acquisition of the following ten (10) single family homes from Cape San Blas Partners LLC:

Property Address:	237 Melba Lane, Athens, GA 30606 715 Mitchell Bridge Road, Athens, GA 30606 108 Russell Way, Athens, GA 30606 177 Russell Way, Athens, GA 30606
Description:	Each single-family home offers 1,821 square feet of living space, was built in 2022, features 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.14 acres.
Purchase Price by Roots:	$1,251,620 allocated purchase price
Current Market Value:	$1,640,000

Property Address:	243 Melba Lane, Athens, GA 30606 723 Mitchell Bridge Road, Athens, GA 30606
Description:	Each single-family home offers 1,866 square feet of living space, was built in 2023, features 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.14 acres.
Purchase Price by Roots:	$655,798.00allocated purchase price
Current Market Value:	$790,000.00

Property Address:	169 Russell Way, Athens, GA 30606 201 Melba Lane, Athens, GA 30606
Description:	Each single-family home offers 2,121-square feet of living space, was built in 2022, features 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.14 acres.
Purchase Price by Roots:	$655,798.00 allocated purchase price
Current Market Value:	$870,000.00

Property Address:	144 Russell Way, Athens, GA 30606 140 Russell Way, Athens, GA 30606
Description:	Each single-family home offers 2,436-square feet of living space, was built in 2022, features 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.14 acres.
Purchase Price by Roots:	$679,790.00 allocated purchase price
Current Market Value:	$850,000.00

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 03/23/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 5, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 5, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.